Ecopetrol comments on information published in the media

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that, with regards to the information published in the public media, that since yesterday Ecopetrol has been attending an administrative visit of the delegation of the Superintendence of Industry and Commerce (SIC by its acronym in spanish “Superintendencia de Industria y Comercio”) at its offices in the city of Bogota.

This visit, which continues today, has been addressed with all willingness and cooperation by the Company and the employees who were interviewed during the visit.

Regarding the aforementioned, the SIC publicly issued a clarifying statement that "(...) the preliminary stage of its actions is aimed at determining whether it is necessary to conduct a formal investigation for the commission of infringements against the competition protection regime. Therefore, in the preliminary stage there is no investigation and no person is being investigated or sanctioned".

The Company expresses its cooperation with the Superintendency in the efforts it is making to protect free competition and abstains from publicly providing details of the administrative visit to preserve the legal reserve to which these actions are subject.

Bogotá D.C., March 30, 2023

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, reserves, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (a)

Juan Guillermo Londoño

Correo electrónico: juan.londono@ecopetrol.com.co